Exhibit 99.1

GOLD STANDARD’S INFILL AND STEP OUT DRILLING CONTINUES TO DEFINE OXIDE GOLD AT NORTH DARK STAR

Oxide intercepts include 138.7m of 1.12 g Au/t and 117.3m of 1.54 g Au/t Phase 2 exploration will focus on new sulfide target identified below Dark Star Resource

April 25, 2019 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported final drill results from its 2019 Phase 1 drilling at Dark Star. With this news release, results have now been reported for all RC and core holes completed in the Dark Star 2019 Phase 1 drilling program deposit, located on GSV’s 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.

In the northern portion of the deposit, two RC holes confirm extensions to thick zones of oxide mineralization identified during the 2018-19 step out and infill program. DR19-73 intersected 138.7m grading 1.12 g Au/t, including 38.1 m of 2.61 g Au/t; and DR19-74 intersected 65.5m of 1.33 g Au/t, including 30.5m of 1.80 g Au/t (refer to the Dark Star drill hole plan map at the following link https://goldstandardv.com/drill-maps/April-25-2019-drill-map/). Additionally, core hole DC19-01, which was suspended at 231m, confirmed oxide mineralization, with 117.3m of 1.54g Au/t, including 44.3m of 2.55 g Au/t.

In the 2019 Phase 1 program, 10,729m of drilling was completed in 71 RC holes and 231m in one core hole. The program was designed to test new targets at depth below the current resource model, and lateral resource expansion opportunities adjacent to the current Dark Star resource. The 2019 program also infilled the current resource to approximately 30m drill spacings for conversion to measured and indicated classification necessary for reserve estimation. The full suite of assays and drilling will be incorporated into the ongoing model update and resource estimate currently in progress.

Jonathan Awde, CEO and Director of Gold Standard commented: “Phase 1 Dark Star infill and step out drilling was an unqualified success. We confirmed the deposit’s consistently high-grade oxide character and achieved the drill density ultimately required for reserves in the Preliminary Feasibility Study now in progress. We also learned that oxidation extends deeper than expected, especially to the north, where grades improve at depth and where we believe we have further room to grow,” Awde said.

“This summer, the focus will shift from infill and step out to exploration. Phase 2 drilling will return to the zone between the Ridgeline and IDK Faults, which appear to be feeders to the Dark Star deposit, where we will test for deeper sulfide mineralization below the current resource. This is the type of target that has made Carlin so prolific as a gold producer.”

Key Highlights from Dark Star:

  In the northern portion of the deposit, two RC holes intersected thick zones of oxide mineralization including: 138.7m of 1.12 g Au/t, including 38.1 m of 2.61 g Au/t in DR19-73; and 65.5m of 1.33g Au/t, including 30.5m of 1.80 g Au/t in DR19-74. The RC holes stepped out north from mineralization intersected in DR18-110, which intersected 109.7m of 1.00 g Au/t including 24.4m of 2.05 g Au/t (see November 15, 2018 news release) and are approximately 25m south of DR19-26, which intersected 51.8m of 1.07 g Au/t, including 16.8m of 2.58 g Au/t; and DR19-15 which intersected 22.9m of 1.92 g Au/t, including 13.7m of 3.04 g Au/t (see March 26, 2019 news release). Mineralization remains open to the north of DR19-15 and DR19-26 for resource expansion.

  Additionally, core hole DC19-01, which was suspended at 231m, confirmed higher grade oxide mineralization with 117.3m of 1.54 g Au/t, including 44.3m of 2.55 g Au/t. Drilling was suspended in grade due to weather conditions and will be re-entered during Phase 2 drilling at Dark Star this summer. This hole is targeting the Ridgeline/IDK Fault corridor at depth, with a target of 460m.

  Two monitoring wells (DR19-30 and MW19-01) external to the Dark Star deposit were completed during Phase 1 for permitting purposes. As expected these holes did not contain significant mineralization.

  Initial exploration drilling on several high value targets is slated to begin on the Railroad-Pinion project in late May. This includes:

    exploration at North Dark Star for a deep sulfide feeder along the Ridgeline-IDK corridor and to the north under cover;

    exploration along the Dark Star Corridor including Dixie and the newly defined Hidden Star target;

    continued exploration in favorable Penn-Perm rocks at Jasperoid Wash, along strike of the current deposit and further drill testing along the newly identified feeder structure that has the possibility of higher gold grades, and has similarities to the high-grade feeder structures found at the North Dark Star deposit; and

    initial exploration at LT (Pinion type) and Penn-Perm rocks along the Ski Track Corridor, were high-grade surface samples have been taken and were CSAMT has identified possible controlling structures and alteration at shallow depths.

Dark Star drill results are as follows:
Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
MW19-01 (Monitor Well)	RC		-90	225.6	No Significant results
DR19-30 (Piezo)	RC		-90	344.4	No significant results
DR19-73	RC	78	-80	320.0	152.4-291.1	138.7	1.12
				Including	248.4-286.5	38.1	2.61
DR19-74	RC	34	-87	336.8	45.7-59.4	13.7	0.15
					211.8-277.4	65.5	1.33
				Including	222.2-253.0	30.5	1.80
				Including	262.1-275.8	13.7	1.46
DC19-01	Core	270	-83.5	231.0	74.1-104.5	30.4	0.48
					113.7-231.0	117.3	1.54
				Including	144.2-188.5	44.3	2.55

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff for oxide mineralization and a 1.0 g Au/t cutoff for reduced mineralization. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard’s General Manager commented: “The last round of drilling at Dark Star concludes an extensive development drill program (386 holes, 58,577m) that was started in 2017. The program has reduced drill spacing to approximately 30m and we anticipate will bring the majority of the known gold ounces to Measured and Indicated confidence at both Dark Star and Pinion. This was an integral step to moving the project forward towards reserves as part of on-going economic study at the South Railroad Project. The drilling results will be moved forward into modeling, engineering, pit designs, permitting and various economic studies required to put the project into potential production.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Donald Harris, Gold Standard’s General Manager, Elko, MSc. Geology and SME Registered Member 04146776, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. Gold Standard’s successful exploration of the Pinion and Dark Star gold deposits has created potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend.

The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. This resource will be re-estimated this year to include drill results from 2018.

The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. This resource will also be re-estimated this year to include highly favourable 2018 drill results.

The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about anticipated increases of measured and indicated resources, potential reserves, potential production and our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com